SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer Pursuant to

Rule 13a - 16 or 15d United Securities Exchange Act of 1934

For the Month of April 2004

CERAMIC INTERNATIONAL, INC.

( Translation of Registrant's Name Into English )

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

(Exact Name of the registrant as specified in its charter)

Calle 41 ( Avenida Carlos Pacheco ) No. 7200, del Sector 26, C.P. 31060, Chihuahua, Chihuahua, Mexico

Telephone: 011 52 29 11 11

(Address of Principal Executives Offices)

(Indicate by Check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20- F __X__ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes _____ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: )

ITEMS INCLUDED

On April 26, 2004 Internacional de Ceramica, S.A. de C.V. ("The Company") is sending copy of the First Quarter 2004 Financial information. This information was sent to the Bolsa Mexicana de Valores on April 21st, 2004. A copy of this information is attached to this report as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

           Jesus Olivas

Jesus A. Olivas

Chief Financial Officer

Date: April 26th, 2004.

EXHIBIT A

First Quarter 2004 Financial information

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC			QUARTER: 1 2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENTS AT MARCH 31 2004 AND 2003 (Thousands of Pesos)
CONSOLIDATED
REF S	CONCEPTS	QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
		Amount	%	Amount	%
1	TOTAL ASSETS	3,783,243	100	3,336,014	100
2	CURRENT ASSETS	1,601,341	42	1,391,581	42
3	Cash and Short-Term Investments	175,075	5	121,202	4
4	Accounts and Documents Receivable (Net)	363,014	10	356,743	11
5	Other Accounts and Documents Receivable	36,620	1	48,325	1
6	Inventories	997,793	26	832,450	25
7	Other current assets	28,839	1	32,861	1
8	LONG-TERM	8,051	0	7,711	0
9	Accounts and Documents Receivable (Net)	0	0	0	0
10	Investments in shares of subsidiaries and non Consolidated	8,051	0	7,711	0
11	Other Investments	0	0	0	0
12	PROPERTY, PLANT AND EQUIPMENT	2,035,883	54	1,849,337	55
13	Property	1,055,617	28	922,043	28
14	Machinery and Industrial	2,257,329	60	2,062,750	62
15	Other equipment	355,071	9	280,829	8
16	Accumulated depreciation	1,700,249	45	1,511,317	45
17	Construction in progress	68,115	2	95,032	3
18	DEFERRED ASSETS (NET)	0	0	0	0
19	OTHER ASSETS	137,968	4	87,385	3
20	TOTAL LIABILITIES	2,059,755	100	2,184,256	106
21	CURRENT LIABILITIES	886,560	43	852,539	41
22	Suppliers	297,239	14	294,601	14
23	Bank loans	427,290	21	365,588	18
24	Stock market loans	0	0	0	0
25	Taxes to be paid	4,934	0	6,016	0
26	Other current liabilities	157,097	8	186,334	9
27	LONG-TERM LIABILITIES	686,162	33	981,358	48
28	Bank loans	686,162	33	981,358	48
29	Stock market loans	0	0	0	0
30	Other loans	0	0	0	0
31	Deferred loans	487,033	24	350,359	17
32	Other liabilities	0	0	0	0
33	CONSOLIDATED STOCK HOLDERS EQUITY	1,723,488	100	1,151,758	100
34	MINORITY INTEREST	248,595	14	221,048	19
35	MAJORITY INTEREST	1,474,893	86	930,710	81
36	Contributed	2,492,525	145	2,004,392	174
37	Paid in Capital Stock (Nominal)	81,332	5	50,154	4
38	Restatement of paid in capital stock	679,832	39	679,937	59
39	Premium on sales of shares	1,731,361	100	1,274,301	111
40	Contributions for future capital increases	0	0	0	0
41	Capital increase (decrease)	-1,017,632	-59	-1,073,682	-93
42	Retained Earnings and capital reserve	314,998	18	296,585	26
43	Repurchase fund of shares	135,283	8	152,193	13
44	Excess (shortfall) in restatement of holders equity	-1,499,158	-87	-1,509,334	-131
45	Net income for the year	31,245	2	-13,126	-1

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENTS BREAKDOWN OF MAIN CONCEPTS (Thousands of Pesos)
CONSOLIDATED
REF S	CONCEPTS	QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
		Amount	%	Amount	%
3	CASH AND SHORT TERM INVESTMENTS	175,075	100	121,202	100
46	Cash	-	0	-	0
47	Short term investments	175,075	100	121,202	100
18	DEFERRED ASSETS (NET)	-	0	-	0
48	Amortiz3d r redeemed expenses	-	0	-	0
49	Goodwill	-	0	-	0
50	deferred taxes	-	0	-	0
51	others	-	0	-	0
21	CURRENT LIABILITIES	886,560	100	852,539	100
52	Foreign currency liabilities	621,397	70	538,229	63
53	Mexican pesos liabilities	265,163	30	314,310	37
24	STOCK MARKETS LOANS	-	0	-	0
54	Commercial paper	-	0	-	0
55	Current maturities of medium term	-	0	-	0
56	Current maturities of bonds	-	0	-	0
26	OTHER CURRENT LIABILITIES	157,097	100	186,334	100
57	Other current liabilities with cost	-	0	-	0
58	Other current liabilities without cost	157,097	100	186,334	100
27	LONG TERM LIABILITIES	686,162	100	981,358	100
59	Foreign currency liabilities	686,162	100	981,358	100
60	Mexican pesos liabilities	-	0	-	0
29	STOCK MARKET LOANS	-	0	-	0
61	Bonds	-	0	-	0
62	Medium term notes	-	0	-	0
30	OTHER LOANS	-	0	-	0
63	Other loans with cost	-	0	-	0
64	Other loans without cost	-	0	-	0
31	DEFERRED LOANS	487,033	100	350,359	100
65	Negative goodwill	-	0	-	0
66	Deferred taxes	487,033	100	350,359	100
67	Other	-	0	-	0
32	OTHER LIABILITIES	-	0	-	0
68	Reserves	-	0	-	0
69	Other liabilities	-	0	-	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS EQUITY	(1,499,158)	100	(1,509,334)	100
70	Accumulated income due to monetary position	-	0	-	0
71	Income from non monetary position	(1,499,158)	100	(1,509,334)	100

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENTS OTHER CONCEPTS (Thousands of Pesos)
CONSOLIDATED
REF S	CONCEPTS	QUARTER OF PRESENT YEAR	QUARTER OF LAST YEAR
		Amount	Amount
72	WORKING CAPITAL	714,781	539,042
73	PENSIONS FUND AND SENIORITY	0	0
74	EXECUTIVES (*)	11	11
75	EMPLOYERS (*)	1,573	1,203
76	WORKERS (*)	1,817	1,827
77	CIRCULATION SHARES (*)	162,664,124	100,307,872
78	REPURCHASED SHARES (*)	0	0
(*) THIS CONCEPTS SHOULD BE EXPRESSED IN UNITS

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT FROM JANUARY THE 1ST TO MARCH 31st OF 2004 AND 2003 (Thousands of Pesos)

REF R	CONCEPTS	QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
		Amount	%	Amount	%
1	NET SALES	856,984	100	848,441	100
2	COST OF SALES	567,227	66	544,403	64
3	GROSS INCOME	289,757	34	304,038	36
4	OPERATING EXPENSES	241,117	28	230,738	27
5	OPERATING INCOME	48,640	6	73,300	9
6	TOTAL FINANCING COST	-13,141	-2	38,080	4
7	INCOME AFTER FINANCING COST	61,781	7	35,220	4
8	OTHER FINANCIAL OPERATIONS	-2,756	0	11,179	1
9	INCOME BEFORE TAXES AND WORKERS PROFIT SHARING	64,537	8	24,041	3
10	RESERVE FOR TAXES AND WORKERS PROFIT SHARING	26,832	3	30,177	4
11	NET INCOME AFTER TAXES AND WORKERS SHARING	37,705	4	-6,136	-1
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON CONSOLIDATED ASSOCIATES	0	0	0	0
13	CONSOLIDATES NET INCOME	37,705	4	-6,136	-1
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	37,705	4	-6,136	-1
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATES INCOME	37,705	4	-6,136	-1
19	NET INCOME OF MINORITY INTEREST	6,460	1	6,990	1
20	NET INCOME OF MAJORITY INTEREST	31,245	4	-13,126	-2

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT BREAKDOWN OF MAIN CONCEPTS (Thousands of Pesos)
CONSOLIDATED
REF R	CONCEPTS	QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
		Amount	%	Amount	%
1	NET SALES	856,984	100	848,441	100
21	DOMESTIC	470,224	55	480,569	57
22	FOREIGN	386,760	5	367,872	4
23	TRANSLATED INTO DOLLARS (***)	34,551		32,127

6	TOTAL FINANCING COST	-13,141	100	38,080	100
24	INTEREST PAID	18,718	-142	19,146	50
25	EXCHANGE LOSSES	20,447	-156	90,318	237
26	INTEREST EARNED	1,733	-13	2,051	5
27	EXCHANGE PROFITS	25,631	-195	53,035	139
28	GAIN DUE TO MONETARY POSITION	-24,942	190	-16,298	-43

8	OTHER FINANCIAL OPERATIONS	-2,756	100	11,179	100
29	OTHER NET EXPENSES (INCOME) NET	-2,756	100	11,179	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT TERM	0	0	0	0

10	RESERVE FOR TAXES AND WORKERS PROFIT SHARING	26,832	100	30,177	100
32	INCOME TAX	12,190	45	15,256	51
33	DEFERRED INCOME TAX	14,642	55	12,368	41
34	WORKERS PROFIT SHARING	0	0	2,553	8
35	DEFERRED WORKERS PROFIT SHARING	0	0	0	0
(***) THOUSANDS OF DOLLARS

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT OTHER CONCEPTS (Thousands of Pesos)
CONSOLIDATED
REF R	CONCEPTS	QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
		Amount	%	Amount	%
36	TOTAL SALES	887,310	100	907,918	100
37	NET INCOME OF THE YEAR	0	0	0	0
38	NET SALES (**)	3,472,663	39	3,328,721
39	OPERATING INCOME (**)	207,125		296,117
40	NET INCOME OF MAJORITY I INTEREST (**)	76,958		9,716
41	NET CONSOLIDATED INCOME (**)	106,760	100	31,646
(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTERLY CONSOLIDATED EARNINGS STATEMENT (Thousands of Pesos)

REF R	CONCEPTS	QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
		Amount	%	Amount	%
1	NET SALES	856,984	100	848,441	100
2	COST OF SALES	567,227	66	544,403	64
3	GROSS INCOME	289,757	34	304,038	36
4	OPERATING EXPENSES	241,117	28	230,738	27
5	OPERATING INCOME	48,640	6	73,300	9
6	TOTAL FINANCING COST	-13,141	-2	38,080	4
7	INCOME AFTER FINANCING COST	61,781	7	35,220	4
8	OTHER FINANCIAL OPERATIONS	-2,756	0	11,179	1
9	INCOME BEFORE TAXES AND WORKERS PROFIT SHARING	64,537	8	24,041	3
10	RESERVE FOR TAXES AND WORKERS PROFIT SHARING	26,832	3	30,177	4
11	NET INCOME AFTER TAXES AND WORKERS SHARING	37,705	4	-6,136	-1
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON CONSOLIDATED ASSOCIATES	0	0	0	0
13	CONSOLIDATES NET INCOME	37,705	4	-6,136	-1
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	37,705	4	-6,136	-1
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATES INCOME	37,705	4	-6,136	-1
19	NET INCOME OF MINORITY INTEREST	6,460	1	6,990	1
20	NET INCOME OF MAJORITY INTEREST	31,245	4	-13,126	-2

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTERLY CONSOLIDATED EARNINGS STATEMENT BREAKDOWN OF MAIN CONCEPTS (Thousands of Pesos)
CONSOLIDATED
REF R	CONCEPTS	QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
		Amount	%	Amount	%
1	NET SALES	856,984	100	848,441	100
21	DOMESTIC	470,224	55	480,569	57
22	FOREIGN	386,760	5	367,872	4
23	TRANSLATED INTO DOLLARS (***)	34,551		32,127

6	TOTAL FINANCING COST	-13,141	100	38,080	100
24	INTEREST PAID	18,718	-142	19,146	50
25	EXCHANGE LOSSES	20,447	-156	90,318	237
26	INTEREST EARNED	1,733	-13	2,051	5
27	EXCHANGE PROFITS	25,631	-195	53,035	139
28	GAIN DUE TO MONETARY POSITION	-24,942	190	-16,298	-43

8	OTHER FINANCIAL OPERATIONS	-2,756	100	11,179	100
29	OTHER NET EXPENSES (INCOME) NET	-2,756	100	11,179	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT TERM	0	0	0	0

10	RESERVE FOR TAXES AND WORKERS PROFIT SHARING	26,832	100	30,177	100
32	INCOME TAX	12,190	45	15,256	51
33	DEFERRED INCOME TAX	14,642	55	12,368	41
34	WORKERS PROFIT SHARING	0	0	2,553	8
35	DEFERRED WORKERS PROFIT SHARING	0	0	0	0
(***) THOUSANDS OF DOLLARS

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT OF CHANGES (Thousands of Pesos)
CONSOLIDATED
REF C	CONCEPTS	QUARTER OF PRESENT YEAR	QUARTER OF LAST YEAR
		Amount	Amount
1	Consolidated net	37,705	-6,136
2	+ (-) items added to income which do not require using cash	-42,805	51,711
3	Cash flow from net income of the year	-5,100	45,575
4	Cash flow from change in working capital	-79,350	-11,857
5	Cash generated (used) in operating activities	-84,450	33,718
6	Cash flow from external financing	-266,214	40,561
7	Cash flow from internal financing	481,436	-35,333
8	Cash flow generated (used) by financing	215,222	5,228
9	Cash flow generated (used) by investment activities	-7,330	-12,250
10	Net increase (decrease) in cash and investments	123,442	26,696
11	Cash and short term investments at the beginning of the period	51,633	94,506
12	Cash and short term investments at the end of the period	175,075	121,202

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT OF CHANGES BREAKDOWN OF MAIN CONCEPTS (Thousands of Pesos)
CONSOLIDATED
REF C	CONCEPTS	QUARTER OF PRESENT YEAR	QUARTER OF LAST YEAR
		Amount	Amount
2	+ (-) items added to income which do not require using cash	-42,805	51,711
13	Depreciation and amortization the period	47,586	42,670
14	+ (-) net increase (decrease) in pensions fund and seniority premiums	0	0
15	+ (-) net loss (profit) in money	0	0
16	+ (-) net loss (profit) in assets and liabilities actualization	0	0
17	+ (-) other items	-90,391	9,041

4	Cash flow from change in working capital	-79,350	-11,857
18	+ (-) decrease (increase) in account receivables	-6,271	-14,419
19	+ (-) decrease (increase) in inventories	-165,343	4,909
20	+ (-) decrease (increase) in other account receivables	35,196	-10,714
21	+ (-) decrease (increase) in suppliers	34,021	-13,040
22	+ (-) decrease (increase) in other liabilities	23,047	21,407

6	Cash flow from external financing	-266,214	40,561
23	+ short term bank and stock market	35,275	83,459
24	+ long term bank and stock market	-301,489	-42,898
25	+ dividend received	0	0
26	+ Other financing	0	0
27	-Bank financing amortization	0	0
28	-Stock market amortization	0	0
29	- Other financing amortization	0	0

7	Cash flow from internal financing	481,436	-35,333
30	+ (-) increase (decrease) in capital	481,436	-35,333
31	- Dividends paid	0	0
32	+ Premium on sale of shares	0	0
33	+ Contribution for future capital	0	0

9	Cash flow generated (Utilized) in investment activities	-7,330	-12,250
34	+ (-) decrease (increase) in stock investments of a permanent nature	0	0
35	- Acquisitions of property, plant and equipments	-7,330	-12,250
36	- Increase in constructions in process	0	0
37	+ Sale of other permanent	0	0
38	+ Sale of tangible fixed assets	0	0
39	+ (-) Other items	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

RATIOS CONSOLIDATED
CONSOLIDATED
REF P	CONCEPTS	QUARTER OF PRESENT YEAR	QUARTER OF LAST YEAR
		Amount	Amount
	YIELD
1	Net income to net sales	4.40%	-0.72%
2	Net income to stock holders equity (**)	5.22%	1.04%
3	Net income to total assets (**)	2.82%	0.95%
4	Cash dividends to previous year net income	0.00%	0.00%
5	Income due to monetary position to net income	66.15%	-265.61%
	ACTIVITY
6	Net sales to net assets (**)	0.92 times	1.00 times
7	Net sales to fixed assets (**)	1.71 times	1.80 times
8	Inventories rotation (**)	2.29 times	2.54 times
9	Accounts receivable in days of sales	33 days	33 days
10	Paid interest to talt liabilities with cost (**)	6.78%	7.84%
	LEVERAGE
11	Total liabilities to total assets	54.44%	65.48%
12	Total liabilities to stock holders equity	1.20 times	1.90 times
13	Foreign currency liabilities to total liabilities	63.48%	69.57%
14	long term liabilities to fixed assets	33.70%	53.07%
15	Operating income to interest paid	2.60 times	3.83 times
16	Net sales to total liabilities (**)	1.69 times	1.52 times
	LIQUIDITY
17	Current assets to current liabilities	1.81 times	1.63 times
18	Current assets less inventory to current liabilities	0.68 times	0.66 times
19	Current assets to total liabilities	0.78 times	0.64 times
20	available assets to current liabilities	19.75%	14.22%
	CASH FLOW
21	Cash flow from net income to net sales	-0.60%	5.37%
22	Cash flow from changes in working capital to net sales	-9.26%	-1.40%
23	Cash generated (used) in operating to interest paid	(4.51) times	1.76 times
24	External financing to cash generated (used) in financing	-123.69%	775.84%
25	Internal financing to cash generated in financing	223.69%	-675.84%
26	To cash generated (used) in investment activities	100.00%	100.00%
(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

DATA PER SHARE CONSOLIDATED FINANCIAL STATEMENT
CONSOLIDATED
REF S	CONCEPTS	QUARTER OF PRESENT YEAR	QUARTER OF LAST YEAR
		Amount	Amount

1	Basic profit per ordinary share (**)	0.39	0.10
2	Basic profit per preferent share (**)	0.00	0.00
3	Diluted profit per ordinary share (**)	0.00	0.00
4	Continuous operating profit per comun share (**)	1.27	2.95
5	Effect of discontinuous operating continuous operating profit per share (**)	0.00	0.00
6	Effect of extraordinary profit and loss on continuous operating profit per share (**)	0.00	0.00
7	Effect by changes in accounting policies continuous operating profit per share (**)	0.00	0.00
8	Carrying value per share	9.07	9.28
9	Cash dividend accumulated per share	0.00	0.00
10	Dividend in shares per share	0.00 shares	0.00 shares
11	Market price to carrying value	1.24 times	1.38 times
12	Market price to basic profit per ordinary share (**)	29.20 times	55.07 times
13	Market price to basic profit per opreferent share (**)	0.00 times	0.00 times
(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC QUARTER: 1 YEAR 2004

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

DIRECTOR REPORT (1)

CONSOLIDATED

ANNEX 1 Final Printing

INTERCERAMIC FIRST QUARTER 2004 RESULTS

The first quarter of 2004 may well prove to be a turning point for Interceramic. While the overall financial results for the period were not particularly outstanding, we ended the quarter with a very strong March and April appears to be shaping up very well. Additionally, other important developments during the month bode extremely well for the future of the Company. At the end of the first quarter, we concluded an equity offering in the United States and Mexico, selling all offered securities and netting the Company US $43.7 million in proceeds. Simultaneously with the completion of this offering, we acquired for US $15.8 million two of our biggest franchisees in Mexico, with operations in the key Mexican markets of Chihuahua and Monterrey. Combined, over the last 12 month period these two franchises have generated earnings before interest, taxes, depreciation and amortization or "EBITDA" of approximately US $3.0 million. With every passing quarter in Mexico we have learned that not only do our subsidiary franchises sell more product than most of our independent distribution, but also provide us with significantly higher margins. We expect to reap substantial benefits by the addition of these two very important markets to our subsidiary network.

The remaining proceeds from the offering give Interceramic the funds necessary to undertake our long-planned capacity expansion. With the funds now in hand, we will break ground on the new state of the art manufacturing facility-to be located at our home-base in Chihuahua, Mexico-by next month. The project should be completed and operational about this time next year. The cost of the new plant is projected to be around US $25.0 million and will increase our overall production capacity by nearly 25 percent. The new plant brings added flexibility, lower costs and higher productivity and will be dedicated to the manufacture of our innovative, high-design, high-margin products, allowing us to produce more of our best selling products and freeing up some capacity at our other plants for production of some of the offerings that we have been importing from other manufacturers over the past couple of years.

Sales in the first quarter of 2004 at US $76.6 million grew by 3.24 percent over sales of US $74.2 million in the first quarter of 2003. Sales for the quarter broke down to US $42.0 million in Mexico-virtually identical to the same period last year-and US $34.6 million in the International markets, a 7.54 percent increase over the first quarter of 2003. In both markets we sold about five percent more product than we did during the first quarter of 2003. Higher cost of sales and operating costs attributable primarily to our investment in selling infrastructure and higher natural gas prices impacted operating income, and at US $4.3 million it was 32.29 percent behind operating income of US $6.4 million in the same period of 2003. Our EBITDA for the period did not lag quite so much, at US $8.6 million compared to US $10.1 million in the first quarter of 2003, a decrease of 15.23 percent. However, for the month of March we posted EBITDA of US $4.5 million compared to US $4.4 million in March of last year. This is the best EBITDA achieved by the Company in two years and is particularly encouraging because we decided against holding our traditional "annual sale" this year, the benefit of which boosted our income last March. Customer anticipation of this annual promotion has had a negative effect on February and April sales in previous years, but our cancellation of the sale this year seems to have strengthened sales in February and April has started well too, a very positive development. We also ended the period with a debt service coverage ratio of 5.4 and a debt to EBITDA ratio of 2.9.

We at Interceramic have overcome a number of obstacles and invested heavily in pushing through major changes throughout our organization over the past couple of years. We believe that these efforts are now starting to pay off. The success of our recent stock offering, the coming to fruition of our expansion plans and the definite spark in our operations and sales we have perceived in the last couple of months are extremely encouraging. We look forward to the coming months with both confidence and optimism.

Oscar E. Almeida

Chairman of the Board

Victor D. Almeida

Chief Executive Officer

This document contains forward-looking statements within the meaning of the United States Securities Exchange Act of 1934 which reflect the Company's views about future events and financial performance. Actual events and results could differ materially from those stated herein and, accordingly, undue reliance should not be placed upon them. The forward-looking statements speak only of their dates and the Company undertakes no obligation to update or revise any of them.

DISCUSSION ON OTHER ACCOUNTS

1.- Comprehensive Financing Cost.- Comprehensive Financing Cost for the for the first quarter of 2004 was a gain of $13.1 millions compared to a loss of $38.1 millions registered during the same period of 2003. This increased gain was mainly due to lower interest expenses which at $18.7 millions represents modest decrease over the $19.1 million in the first quarter of 2003. Other factor was the decrease in the foreign exchange loss which at $5.2 million gain in the first quarter of 2004, represents a completely adverse number than the $37.3 million loss registered during the same period of 2003.

2.- Other Income or Expenses.- Other income or expenses is an account composed by non continuous ordinary transactions, such as, write down of assets, obsolete inventories, waste of raw materials, etc.

Other expenses during the first quarter of 2004 represented a net product of $2.8 millions, compared to a expense of $11.2 millions registered during the same period of 2003.

3.- Minority Net Income.- This account in the Financial Statements relates to the interest of Dal-Tile Inc in "Recubrimientos Interceramic, S.A. de C.V." and Custom's Inc. interest in "Adhesivos y Boquillas, S. de R.L. de C.V.". Minority net income posted during the first quarter of 2004 was $6.5 million, compared to $7.0 million in the same period of 2003, representing a decrease of 7.60 percent.

4.- Majority Net Income.- This account in the Financial Statements consists of consolidated net income, less the portion attributable to Dal-Tile's Inc. ownership interest in Recubrimientos Interceramic, S.A. de C.V. and that of Custom's Inc. in "Adhesivos y Boquillas, S. de R.L. de C.V.".

Majority net income for the quarter increased significantly to an income of $31.2 million in the first quarter of 2004 from a majority net income of $13.2 million in same quarter of 2003.

LIQUIDITY AND CAPITAL RESOURCES

1).- DEBT.- At the end of the first quarter of 2004 net debt for the Company was of US $99.4 million, mainly composed of the balance due regarding the Syndicated Loan of US $80.6 million. . At the date the Company has not failed to make any payment of any of the different loans obtained from different banks (see Annex 5). At the date of the report the Company is in compliance with all of its credit agreements.

2).- LIQUIDITY.- The main source of fund for the Company is basically the obtained from the sales of the products that manufacture and in a leaser extent that commercializes. For the year of 2004, of the total sales of the Company, 54.87 percent were denominated in Mexican Pesos, while the remaining 45.13 percent were denominated in US Dollars.

EVOLUTION OF MAIN CONCEPTS IN THE LAST YEARS.
	2001	2002	2003
Net Sales	288.0	300.0	306.4
Cost of Sales	-180.9	-189.0	-200.1
Gross profit	107.2	111.0	106.3
Gross margin	37.2%	37.0%	34.7%

Operating Expenses	-74.3	-82.5	-85.8
Operating Income	32.9	28.5	20.5
Operating margin	11.4%	9.5%	6.7%

EBITDA	46.7	43.2	36.2
EBITDA margin	16.2%	14.4%	11.8%

Volume variation *	8.5%	1.0%	7.2%

* Variation respecting the same period of the previous year..

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC QUARTER: 1 YEAR 2004

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

FINANCIAL STATEMENTS NOTES (1)

CONSOLIDATED

ANNEX 2  Final Printing

Pursuant to Bulletin B-15 financial statements previously reported have been restated to take into account a common actualization factor determined by weighting the Company's respective sales in Pesos and Dollars, each as effected by inflation and devaluation in the applicable currencies. This factor for the 12 month period from January '03 to December '03 was 6.82% compared to the inflation for the same period of 3.98%.

ACCOUNTING POLICIES AND STANDARDS

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Mexico ("Mexican GAAP").

I. Recognition of the effects of inflation.- The Company recognizes the effects of inflation on financial information as required by Mexican Accounting Principles Bulletin B-10, "Accounting Recognition of the Effects of Inflation on Financial Information".

Certain concepts and procedures required by the application of Bulletin B-10 are explained below:

The Company follows the specific-cost method to restate its inventories.

Imported machinery was restated based on the rate of inflation in the country of origin and the prevailing exchange rate at the balance sheet date. Machinery and equipment of domestic origin was restated based on the Mexican National Consumer Price Index ("NCPI").

Capital stock, paid in capital, stock repurchase reserve, retained earnings, cumulative effect of deferred taxes, effect of translation of foreign subsidiaries, and net income were restated by using a common restatement factor, which was determined based on the weighted average net sales in each currency.

The gain or loss on net monetary position represents the effects of inflation, as measured by the NCPI, on the Company's monetary assets and liabilities. During inflationary periods, losses are incurred by holding monetary assets, whereas gains are realized by holding monetary liabilities. The net monetary effect is included in the consolidated statements of income as part of the "comprehensive financing cost."

The deficit from restatement of stockholders' equity consists principally of the initial cumulative monetary position result and the cumulative deficit from holding non-monetary assets. The (loss) gain from holding non-monetary assets represents the amount by which the (decrease) increase in the specific value of assets was (lower) higher than the rate of inflation.

II. Cash equivalents.- Cash equivalents are shown at cost plus accrued interest through the balance sheet date. The stated value approximates fair value.

All highly liquid investments with a maturity of three months or less at the time of purchase are considered cash equivalents and are carried at cost which approximates their fair market value.

III. Inventories and Cost of Sales.- Inventories are recorded initially at acquisition or production cost and then restated to reflect replacement cost, which is not in excess of market value. Cost of sales represents the estimated replacement cost at the time sales were realized, expressed in constant pesos at the end of the year.

IV. Investment in shares of affiliated companies.- Investments in companies in which the Company has an ownership interest of between 10% and 50% and for which the Company exercises significant influence, are accounted for using the equity method. Investments in companies in which the Company has an ownership interest of less than 10% are recorded at cost and restated for changes in the NCPI.

V. Property, plant and equipment.- Through December 31, 1996, the values of property, plant and equipment were determined by an independent appraiser registered with the National Banking and Securities Commission ("NBSC").

Effective January 1, 1997, Bulletin B-10 eliminated the use of appraisals to present property, plant and equipment in the financial statements, and currently is restated as follows:

The appraised value of imported machinery as of December 31, 1996, as well as the cost of subsequent additions to such machinery, were restated based on the rate of inflation in the respective country of origin and then translated using the prevailing exchange rate at the balance sheet date (specific inflation factors).

The appraised value of land, buildings and other fixed assets of domestic origin at December 31, 1996, and the cost of subsequent additions to such assets were restated based on the NCPI.

Depreciation is computed on the restated values, using the straight-line method based on the estimated useful lives of the assets as determined periodically by management based on technical studies.

VI. Exchange differences.- Transactions in foreign currency are recorded at the exchange rate at the time of the transactions. Exchange differences are determined from the date of the transactions to the time of settlement or valuation at the balance sheet date and are charged or credited to income.

VII. Labor obligations.- Under Mexican labor law, employees are entitled to a compensation payment ("seniority premium") upon death, dismissal or at retirement after 15 or more years of service. Seniority premium costs are recognized periodically during the years of service rendered by employees, based on actuarial computations made by an independent actuary, using the projected unit credit method and financial assumptions, net of inflation, as required by Mexican Accounting Principles Bulletin D-3 ("Labor Obligations"). Termination payments are charged to income in the year in which the decision to dismiss an employee is made.

VIII. Income taxes and employee profit sharing.- Effective January 1, 2000, the Company adopted the requirements of the Mexican Accounting Bulletin D-4, "Accounting for Income Tax, Asset Tax and Employee Profit Sharing." Bulletin D-4 requires the recognition of deferred taxes on all temporary differences in balance sheet accounts for financial and tax reporting purposes, using enacted income tax rates. Through December 31, 1999, deferred taxes were recognized only on temporary differences that were considered to be non-recurring and that had a known turnaround period.

As established in Bulletin D-4, the cumulative effect of deferred taxes, at the beginning of 2000, was applied to stockholders' equity, without restating the financial statements of prior years.

The Company periodically evaluates the possibility of recovering deferred tax assets and if necessary, adjusts the related valuation reserve.

Employee profit sharing is a statutory obligation payable to employees that is determined in accordance with the provisions of both Mexican labor and income tax law.

In conformity with Bulletin D-4, deferred employee profit sharing is recognized only on temporary differences determined in the reconciliation of current year net income for financial and tax reporting purposes, provided there is no indication that the related liability or asset will not be realized in the future.

Current year employee profit sharing is charged to results of operations and represents a current liability due and payable in a period of less than one year.

Asset tax, which is a minimum income tax is payable based on the average value of most assets net of certain liabilities. Since income tax may be credited against asset tax, the latter is actually payable only to the extent that it exceeds current year income tax.

Current year income tax is charged to results of operations and represents the tax liability due and payable in less than one year.

IX. Long-lived assets.- The Company periodically evaluates potential impairment loss relating to long-lived assets by assessing whether the unamortized carrying amount can be recovered over the remaining life of the assets through undiscounted future expected cash flows generated by the assets. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, a loss is recognized for the difference between the carrying value of the assets and the expected future undiscounted cash flows. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Effective January 1, 2004 the Company will be required to adopt Bulletin C-15 for Mexican GAAP which modifies the method in which companies must measure potential impairment losses relating to long-lived assets. Under the provisions of the bulletin an impairment loss of long-lived assets will be required to be recognized when the carrying value of assets, measured at the cash generating unit level, exceeds the recoverable value. A cash generating unit (joint venture, subsidiary, production line, division or segment) is the minimum identifiable grouping of assets that generate cash flows that are independent of other groups of assets. The recoverable value is defined as the greater of the value in use (present value of the estimated future net cash flows using an appropriate discount rate) or an estimated net selling price between interested parties, which is reasonable and verifiable. Impairment losses may be reversed in future periods when the recoverable value exceeds the carrying value of the related assets and it can clearly justified and demonstrated that the change is permanent and verifiable. The Company has evaluated the effect of this new rule standard, and it is not expected any change.

X. Revenue recognition.- The Company recognizes revenue when goods are shipped and invoiced. Revenue from retail operations is recognized, generally, at the point of sale. Returns and allowances are estimated and accrued based on historical results.

XI. Net income per unit.- Net income per unit is determined on the basis of the average weighted number of units issued and outstanding. The Company's units are each comprised of two common shares that are traded together as one unit. A "UB" unit is comprised of two Series "B" Shares and a "ULD" unit is comprised of one Series "L" Share and one Series "D" Share.

XII. Comprehensive income.- Mexican Accounting Bulletin B-4, "Comprehensive Income," became effective January 1, 2001. Bulletin B-4 establishes the rules with respect to reporting and presenting comprehensive income and the component elements of such income. Bulletin B-4 has no effect on net income or stockholders' equity. Comprehensive income consists of net income or loss for the year plus those items that are reflected directly in stockholders' equity and that do not constitute capital contributions, reductions or distributions such as deficit from restatement of stockholders' equity, effect of translation of foreign subsidiaries and deferred taxes allocated to equity.

GENERAL.-

On October 19th 1999 a merge agreement was approved by the Shareholders in which Ceramica Industrial Maquinada, S.A. de C.V. merged into Internacional de Ceramica, S.A. de C.V., which was a 100% subsidiary of Internacional de Ceramica, S.A. de C.V.

On April, 9th, 2002 a merge agreement was approved by the Shareholders in which Procesadora de Materiales Cerro Grande, S.A. de C.V. and Interacabados de Noroeste, S.A. de C.V. merged into Internacional de Ceramica, S.A. de C.V.. The merged companies were a 100% subsidiary of Internacional de Ceramica, S.A. de C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC			2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS
ANNEX 3			CONSOLIDATED
Final Printing
COMPANY NAME	MAIN ACTIVITY		NUMBER OF SHARES	OWNERSHIP %	TOTAL AMOUNT (Thousands of Pesos) Acquisition Cost	Present Value
SUBSIDIARIES
1	ADHESIVOS Y BOQUILLAS INTERCERAMIC	PRODUCTOS PARA INSTALAR LOSETA	3	51.00	168	29,114
2	INTERCERAMIC, INC.	PRODUCCION Y VENTA DE LOSETA	4,000	100.00	2,423	369,491
3	INTERCERAMIC TRADING, CO.	SERVICIOS ADMINISTRATIVOS	10,000	100.00	3	1,247
4	RECUBRIMIENTOS INTERCERAMIC, S.A. DE C.V.	PRODUCCION Y VENTA DE LOSETA	20,114,738	50.01	1	220,618
5	DISTRIBUCION INTERCERAMIC	COMERCIALIZACION DE LOSETA	50,000	100.00	1	-15,109
6	INTERACABADOS DE OCCIDENTE	COMERCIALIZACION DE LOSETA	50,000	100.00	1	-3,132
7	MATERIALES EN PROCESO	SERVICIOS ADMINISTRATIVOS	1,249,999	100.00	1	526
8	INTERCERAMIC DE OCCIDENTE	SERVICIOS ADMINISTRATIVOS	50,000	100.00	1	223
9	OPERADORA INTERCERAMIC	SERVICIOS ADMINISTRATIVOS	50,000	100.00	1	702
10	SERVICIOS ADMINISTRATIVOS INTERCERAMIC, S.A. DE C.V.	SERVICIOS ADMINISTRATIVOS	50,000	100.00	1	77
11	INTERACABADOS DEL CENTRO	SERVICIOS ADMINISTRATIVOS	50,000	100.00	1	1,407
12	HOLDING DE FRANQUICIAS INTERCERAMIC	TENEDORA DE ACCIONES	50,000	100.00	1	110,812
TOTAL INVESTMENT IN SUBSIDIARIES					2,603	715,976
ASSOCIATED
1	CASINO DE CHIHUAHUA	ACCIONES	2	1.00	175	1
2	MAYO Y ASOCIADOS	ACCIONES	5,000	30.00	1	5
3	CAMPESTRE SAN FRANCISCO	ACCIONES	4	0.40	49	20
4	PROMOTORA DE HOSPITALES MEXICANOS	ACCIONES	4,031,903	5.70	1	5,117
5	PROM. DE INFRAESTRUCT. DE MEXICO	ACCIONES	5,253	5.50	1	838
6	ELECTRONIC PUBLISHING	ACCIONES	1,815	11.84	1,000	1,990
8	FIDEICOMISO SACRAMENTO	ACCIONES	1	0.00	1	80
TOTAL INVESTMENT IN SUBSIDIARIES					1,228	8,051
OTHER PERMANENT INVESTMENT TOTAL 724,027

STOCK EXCHANGE CODE: CERAMIC						MEXICAN STOCK EXCHANGE
INTERNACIONAL DE CERAMICA, S.A. DE C.V.						ANNEX 5			2004
						CREDITS BREAKDOWN			Final Printing
						(Thousands of Pesos)			CONSOLIDATED

Credit Type Institution	Amortization Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency With National Entities						Amortization of Credits in Foreign Currency with Foreign Entities
			Until 1 Year	More than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS WITH WARRANTY
BANAMEX - REFACCIONARIO
NASSETTI ETTORE - DOCUMENTO
SINDICADO	7/31/2007	3.93%	0	0							152,974	69,981	216,942	282,258	186,617
BANCOMER L.REVOLVENTE	5/5/2004	2.48%	0	0							78,519
BANORTE	4/2/2004	3.43%	0	0							56,295
BANAMEX L.REVOLVENTE	4/19/2004	2.98%	0	0							68,077
CAPITAL LEASE - PRENDARIO	10/25/2007	7.43%	0	0							302	36	130	141	74

OTHER FINANCIAL ENTITIES
ORACLE	7/1/2004	5.00%	0	0							1,106

TOTAL BANKS			0								357,273	70,017	217,072	282,399	186,691	0

Credit Type Institution	Amortization Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency With National Entities						Amortization of Credits in Foreign Currency with Foreign Entities
			Until 1 Year	More than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS
PAMESA CERAMICA			0	0								20,085
KOHLER CO.			0	0								18,049
FERRO MEXICANA			0	0								14,311
ESMACER			0	0								5,526
IPADEX			0	0								5,000
CARLSON SYSTEM			0	0								4,187
STERLING PLUMBING GROUP INC.			0	0								3,701
ESMALTES Y COLORANTES COVER			0	0								3,680
CARGODEX			0	0								2,907
ESMALGLASS			0	0								1,819
EMPAQUES DE CARTON TITAN			4,241	0
TECNICA ELECTRICA DEL PARRAL			1,403	0
CERAMIKON			1,043	0
RODAMIENTOS Y REPRESENTACION			1,009	0
MONDIMEX			881	0
QUIMICA ATSA			649	0
CEMENTOS APASCO			648	0
GL DE MONTERREY			564	0
PROVEEDORA DE SEG INDUSTRIAL			416	0
PRODUCTOS FORESTALES DEL NOR			402	0
OTROS			132,453	0								74,265
TOTAL SUPPLIERS			143,709									153,530

Credit Type Institution	Amortization Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency With National Entities						Amortization of Credits in Foreign Currency with Foreign Entities
			Until 1 Year	More than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES
AND OTHER CREDITS
			116,520	0								40,577
TOTAL OTHER			116,520	0								40,577

GRAND TOTAL			260,229	0	0	0	0	0	0	0	357,273	264,124	217,072	282,399	186,691	0

* ALL CREDITS ARE DENOMINATED IN DOLLARS. * THE EXCHANGE RATE BETWEEN THE MEXICAN PESO AND THE AMERICAN DOLLAR AT THE TIME THE INFORMATION WAS PRESENTED: $1 USD = $11.235 MXP.

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC					2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE (Thousands of Pesos) ANNEX 6
CONSOLIDATED
FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS

TOTAL ASSETS	131,978	1,477,759	0	0	1,477,759
LIABILITIES POSITION	116,778	1,307,559	0	0	1,307,559
SHORT TERM LIABILITIES POSITION	55,497	621,397	0	0	621,397
LONG TERM LIABILITIES POSITION	61,281	686,162	0	0	686,162

NET BALANCE	15,200	170,200	0	0	170,200
CURRENT RATE BETWEEN THE MEXICAN PESO AND THE US DOLLAR AT THE TIME THIS INFORMATION WAS PRESENTED: $1 USD = 11.197 MXP.

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC			2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (Thousands of Pesos) ANNEX 7
CONSOLIDATED
MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS

JANUARY	1,385,268	3,556,430	2,171,162	0.36	7,789
FEBRUARY	1,303,891	3,016,863	1,712,973	0.60	10,264
MARCH	1,341,047	3,033,450	1,692,403	0.41	6,889
APRIL
MAY
JUNE
JULY
AUGUST
SEPTEMBER
OCTOBER
NOVEMBER
DECEMBER

ACTUALIZATION
CAPITALIZATION
FOREIGN CORP:
OTHER

TOTAL					24,942

WE ARE INCLUDING THE MONETARY ASSETS AND THE LIABILITIES FROM OUR SUBSIDIARY LOCATED AT GARLAND, TX. TO REFLECT THE
EFFECT FOR THE CONSOLIDATED MONETARY POSITION ACCORDING TO THE BULLETIN B-15.

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC	2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (Thousands of Pesos) ANNEX 8

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

DATA PER SHARE CONSOLIDATED FINANCIAL STATEMENT
CONSOLIDATED

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
INTERNACIONAL DE CERAMICA, S.A. DE C.V.	PRODUCCION DE LOSETA CERAMICA ESMALTADA	11,300,000	100.00
PLANTA AZULEJOS INTERCERAMIC	PRODUCCION DE LOSETA CERAMICA ESMALTADA	3,600,000	100.00
RECUBRIMIENTOS INTERCERAMIC, S.A. DE C.V.	PRODUCCION DE LOSETA CERAMICA ESMALTADA	6,000,000	100.00
ADHESIVOS Y BOQUILLAS, S. DE R.L. DE C.V.	PRODUCCION DE ADHESIVO Y BOQUILLAS PARA INSTALACI	67,200	85.00
INTERCERAMIC, INC.	PRODUCCION DE LOSETA CERAMICA ESMALTADA	3,100,000	100.00
ADHESIVOS Y BOQUILLAS, S. DE R.L. DE C.V.	PRODUCCION DE ADHESIVO Y BOQUILLAS PARA INSTALACI	90,000	55.00

(1) THE INSTALLED CAPCITY IS EXPRESSED IN SQ. METERS PER YEAR.
THE INSTALLED CAPACITY FOR ADHESIVOS Y BOQUILLAS AND ADHESIVOS Y BOQUILLAS SUR ARE EXPRESSED IN TONS. FOR
THE REST OF THE SUBSIDIARIES, IT IS EXPRESSED IN SQ. METERS.

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC			2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

MAIN RAW MATERIALS (Thousands of Pesos) ANNEX 10
CONSOLIDATED
DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)

CLAY	PROCESADORA DE MATERIALES CER				7.46
FRITS	ESMALTES Y COLRANTES COVER	FRITS	COLOROBIA	S	2.20
	ESMACER		ESMALGLASS	S
COLORS	CERDEC	COLORS	ESMACER	S	10.30
	ESMALTES Y COLORANTES COVER
	FERROMEXICANA
	ESMACER
CORINDONES	IMPORTACIONES PROFESIONALES				0.62
	PROINT
OXIDES	DE MATEO Y CIA	OXIDES	MINERA AUTLAN	S	0.08
	IMPORTACIONES PROFESIONALES
	MINERA AUTLAN
CERAMIC MATERIALS	DERIVADOS METALORGANICOS	CERAMIC MATERIALS	ALCOA INTERAMERICANA	S	3.66
	MOLINOS DEL NORTE		KENTUCKY AND TENNESSEE	S
	MAT PRIMAS MINERALES DE AHUAZ		FELDASPAR ORP	S
	MINERA NYCO
	MATERIAS PRIMAS DE LAMPAZOS
PACKING	EMPAQUES DE CARTON TITAN	PACKING	CARLSON SYSTEMS	S	5.71
			DIAGRAPH	S
			STONE CONTAINER	S
			PACKAGING ENTERPRISE	S
TRIPOLIFOSPHIT OF SODIUM	CATALIZADORA INDUSTRIAL				0.01
GUM	QUIMICA AMTEX				2.31
CHEMICAL PRODUCTS		CHEMICAL PRODUCTS	MARDUPOL	S	0.01

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC
INTERNACIONAL DE CERAMICA, S.A. DE C.V.				2004

SELLS DISTRIBUTION BY PRODUCT
ANNEX 11 DOMESTIC SALES				CONSOLIDATED Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		MARKET SHARE (%)	MAIN TRADEMARKS	COSTUMERS
	VOLUME	AMOUNT	VOLUME	AMOUNT
LOSETA CERAMICA ESM	5,203	440,753	4,424	374,699	19.00	INTERCERAMIC	DISTRIBUCION INTERC
OTROS				95,525			GRUPO COMERCIAL INT
							INTERACABADOS DE OC
							MAT ARQ Y DECORATIV
							CERAMICA DEL BAJIO
							SI S.A DE C.V.
							INTERAMBIENTES CERA
							PISOS Y BAÑOS, S.A.
							PISOS Y RECUB CERAM
							PROCERVER, S.A. DE
TOTAL		440,753		470,224

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC
INTERNACIONAL DE CERAMICA, S.A. DE C.V.				2004

SELLS DISTRIBUTION BY PRODUCT
ANNEX 11 FOREIGN SELLS				CONSOLIDATED

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		DESTINATION	MAIN TRADEMARKS	COSTUMERS
	VOLUME	AMOUNT	VOLUME	AMOUNT
LOSETA CERAMICA ESM			2,541	303,373	U.S.A.	INTERCERAMIC	INTERCERAMIC INC.
OTROS				83,387	CANADA	A.OLEN	DALTILE
						DALTILE
TOTAL				386,760

NOTES
* ACCORDING TO ESTIMATES MADE BY THE COMPANY FOR DOMESTIC MARKET, THE MARKET SHARE IS HIGHER THAN 19%.
* THE PRODUCTION OF THE OTHER NON TILE PRODUCTS ARE NOT SHOWED BECAUSE THOSE PRODUCTS ARE JUST FOR
COMMERCIALIZATION AND NON PRODUCED BY THE COMPANY.

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC					2004
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK CHARACTERISTICS OF THE SHARES ANNEX 12 - A
CONSOLIDATED
SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES		MEXICAN	SUBSCRIPTION	CAPITAL STOCK (Thousands of Pesos)
			FIXED PORTION	VARIABLE PORTION
							FIXED	VARIABLE
B			16,000,000	146,664,124		96,906,632	8,000	73,332
L						32,878,746
D						32,878,746
TOTAL			16,000,000	146,664,124	-	162,664,124	8,000	73,332
TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF THE INFORMATION 162,664,124
SHARES PROPORTION BY:
CPO'S:
UNITS:
ADRS's:
GDRS's
ADS's
GDS's:

REPURCHASE OWN SHARES
SERIES			NUMBER OF SHARES	MARKET VALUE OF THE SHARES
				AT REPURCHASE VALUE			AT QUARTER

SHARES PROPORTION BY:
2 SHARES SERIES B FOR EACH UNIT UB. ONE SHARE SERIES L AND ONE SHARE SERIES D FOR EACH UNIT ULD.
5 LIMITED VOTING UNITS REPRESENTS ONE ADS.
ACCORDING TO THE FIXED POSITION OF THE TOTAL NUMBER OF SHARES, AND THE FIXED CAPITAL STOCK, THIS AMOUNT
CAN BE INDISTINCTLY OF ANY SERIES, B, L OR D.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC QUARTER: 1 YEAR 2004

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

MAIN PROJECTS OF THE COMPANY

CONSOLIDATED

ANNEX 13  Final Printing

As of the date of the present report the Company does not has any project in process. As a result of the offering of stock to the Company's shareholders in attendance to their preemptive rights, resulting in net proceeds of US $43.7 million, which will be used for the construction of a new state of the art production facility, to be located in our home base, Chihuahua, Mexico.

Such project will commence during the month of May. The Company will timely inform of the advances of the project.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC QUARTER: 1 YEAR 2004

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONVERSION OF FOREIGN EXCHANGE TRANSACTIONS

AND FINANCIAL STATEMENTS

CONSOLIDATED

ANNEX 14   Final Printing

Pursuant to Bulletin B-15 financial statements previously reported have been restated to take into account a common actualization factor determined by weighting the Company's respective sales in Pesos and Dollars, each as effected by inflation and devaluation in the applicable currencies. This factor for the 12 month period from April '03 to March '04 was 4.89% compared to the inflation for the same period of 4.23%.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC QUARTER: 1 YEAR 2004

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

INFORMATION OF THE ISSUER

LEGAL NAME: Internacional de Cerámica, S.A. de C.V.

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1111

Fax: (52-614) 429-1166

E-MAIL: investor@interceramic.com

FISCAL INFORMATION OF THE ISSUER

LEGAL NAME: Internacional de Cerámica, S.A. de C.V.

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

RESPONSIBLE OF PAYMENT

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

PRINCIPAL OFFICERS

TITLE BMV: Chairman of the Board of Directors

TITLE: Chairman of the Board of Directors

NAME: Don Oscar Almeida Chabre

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1127

Fax: (52-614) 429-1166

E-MAIL: investor@interceramic.com

TITLE BMV: President and Vice Chairman of the Board

TITLE: President and Vice Chairman of the Board

NAME: Lic. Victor Almeida Garcia

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1127

Fax: (52-614) 429-1166

E-MAIL: investor@interceramic.com

TITLE BMV: Chief Financial Officer

TITLE: Chief Financial Officer

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

TITLE BMV: Responsible of reporting quarterly information

TITLE: Chief Financial Officer

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

TITLE BMV: Second responsible of reporting quarterly information

TITLE: Investor Relations

NAME: Lic. Luis Fernando Cano B.

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1264

Fax: (52-614) 429-1166

E-MAIL: lfcano@interceramic.com

TITLE BMV: Responsible of legal department

TITLE: Chief Financial Officer

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

TITLE BMV: Secretary of the Board of Directors

TITLE: Secretary of the Board of Directors

NAME: Lic. Norma Almeida de Champion

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: investor@interceramic.com

TITLE BMV: Responsible of information to investors

TITLE: Chief Financial Officer

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

TITLE BMV: Registered person for sending information via EMISNET

TITLE: Chief Financial Officer

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

TITLE BMV: Registered person for sending relevant releases via EMISNET

TITLE: Chief Financial Officer

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC QUARTER: 1 YEAR 2004

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

AUDITED

CONSOLIDATED

Final Printing

DECLARATION FROM THE COMPANY OFFICAIL RESPONSIBLE FOR THE INFORMATION

I hereby swear that the financial information here in supplied to this stock exchange, corresponding to the period from 1 OF JANUARY TO 31 OF MARCH OF 2004 AND 2003 is that obtained form our authorized accounting registers and is result of the application of the accounting principles and norms accepted and stated by the Mexican Institute of Public Accountants and in the provisions of the Mexican National Bank and Stock Commission (Comision Nacional Bancaria y de Valores).

The accounting principles used by this company and the processing of the data for the period to which the said information refers were applied using the same bases as for the similar of the previous year.

________________________________                         _________________________________

LIC.VICTOR ALMEIDA GARCIA                              LIC. JESUS OLIVAS CORRAL

CHIEF EXECUTIVE OFFICER                                     CHIEF FINANCIAL OFFICER

CHIHUAHUA, CHIH. AT APRIL 21, 2004